[TEXT]












                              1993




                          ANUHCO, INC.






                          ANNUAL REPORT

                               AND

                            FORM 10-K




















                                       "On Target And On The Move"

To Our Fellow Shareholders:

     Anuhco is on target with plans presented to you in the spring of 1991 and on the move, with steadily improving performance and financial condition. In mid-1991 we started with $3.8 million in assets and shareholders equity. At the end of 1993 we had over $24 million in assets and over $17 million in shareholders equity. Our objective of acquiring one or more operating companies was implemented by the acquisition of Crouse Cartage Company; a strong company with many assets, including: good management, dedicated employees, a history of exceptional service to its customers and a record of solid profitable growth. Crouse Cartage has continued its profitable growth and Anuhco intends to facilitate future growth by continuing to provide the necessary funds and its full support. In the last two years Crouse Cartage has acquired over $6.6 million of real estate and equipment to improve and expand its operations and an additional $4 million is budgeted for operating property purchases in 1994. If the improvement in economic conditions experienced during the last two years continues, we expect Crouse Cartage's performance and growth to continue, accordingly.
     The financial statements in this report show that our second complete year with Crouse Cartage as our operating subsidiary was another successful one. A harsh winter, followed by spring and summer flooding and increased competition resulted in no improvement in operating performance in the first seven months of 1993, as compared to 1992. The combined efforts of Crouse Cartage's management and other employees, aided by a stronger economy, resulted in a strong finish for 1993 and an improvement in consolidated earnings per share from continuing operations to $0.35 for the 1993 fiscal year; compared to $0.30 for 1992. Crouse Cartage's revenue growth continued with an 8% increase in revenue dollars on an increase in total tonnage of shipments of 4% (10% increase in less-than-truckload tonnage and a slight decrease in truckload tonnage of 0.3%).
     These operating results plus income from discontinued operations resulted in a 60% increase in shareholders equity; to $2.26 per share at the end of 1993 from $1.41 per share at the end of 1992. Capital expenditures in 1993 to finance Crouse Cartage's growth totaled $2.4 million and our program to reduce long term debt resulted in a decrease in outstanding debt of $2.0 million, leaving a balance of $1.9 million at the end of 1993. In addition, our cash position improved significantly, growing from $1.2 million at the end of 1992 to $4.7 million in 1993.
     Another significant milestone for Anuhco was the listing of its common stock on the American Stock Exchange last June. We believe this listing has provided you with a more efficient investing environment and greater liquidity. It has also resulted in broader visibility in the investment community and should result in more efficient pricing of the stock and better prices for you through narrower market spreads when you buy and sell your stock.

     Crouse Cartage's strong performance in the last five months of 1993 has carried over into early 1994 as economic conditions continued to show strength. Continued competition and a new contract with the Teamsters union, effective April 1, 1994, are potential problems in 1994, but we believe that Crouse Cartage will be able to successfully cope with their competition and successfully negotiate with the union. The financial results for the first quarter and the preliminary results of the labor negotiation are addressed in the first quarter 1994 report which accompanies this annual report.

     With our improved financial condition, your Board of Directors has begun to evaluate various opportunities for additional investments in order to provide maximum long term return to shareholders. Such evaluation anticipates further returns of at least $4 million from discontinued operations, excluding potential returns from the $70 million judgment against Westinghouse Credit Corporation. This judgment is described in Note 12 to the following consolidated financial statements and the latest update on its status is presented in the enclosed first quarter 1994 report.

/s/ John P. Bigger                /s/ Roy R. Laborde
John P. Bigger, President         Roy R. Laborde, Chairman
and Chief Executive Officer

April 6, 1994

ANUHCO OFFICERS
John P. Bigger - President and Chief Executive Officer
Larry D. Crouse - Vice President
Barbara J. Wackly - Corporate Secretary


OFFICERS OF CROUSE CARTAGE COMPANY
Larry D. Crouse - Chairman and Chief Executive Officer
George Crouse - President
Kenneth B. Crouse - Vice President and Secretary
Gordon C. Headlee - Vice President - Finance, Chief Financial
Officer and Treasurer


OFFICERS OF AMERICAN FREIGHT SYSTEM
Timothy P. O'Neil - President and Chief Executive Officer
Vernon L. Arends - Executive Vice President
Barbara J. Wackly - Corporate Secretary


AUDITORS
Arthur Andersen & Co.
Kansas City, Missouri


SPECIAL COUNSEL
Kent E. Whittaker, Esquire
Hillix, Brewer, Hoffhaus, Whittaker & Wright, L.L.C.
Kansas City, Missouri


TRANSFER AGENT AND REGISTRAR
Mellon Securities Trust Company
New York, New York


COMMON STOCK LISTING
American Stock Exchange
(Symbol - ANU)


CORPORATE OFFICE
9393 West 110th Street
Suite 100
Overland Park, Kansas  66210
(913) 451-2800 - Office
(913) 451-8062 - FAX


                     ANNUAL SHAREHOLDERS MEETING
The Annual Meeting of the Company's shareholders will be held at the Doubletree Hotel, 10100 College Boulevard, Overland Park,
Kansas, at 9:00 a.m. (CDT) on Tuesday, May 24, 1994.

         BOARD OF DIRECTORS

Joe J. Brown*
President and a Director of Brown Church Securities, Inc.


William D. Cox*
President of Bel Aire Development, Inc.


Larry D. Crouse
Vice President of the Company; Chairman and
Chief Executive Officer of Crouse Cartage Company


Donald M. Gamet*
Former Executive Vice President, Finance, of Chicago Pacific Corporation
Retired Senior Partner of Arthur Andersen & Co.


Roy R. Laborde+
Chairman of the Board
President of Amboy Grain, Inc.


Eleanor Brantley Schwartz+
Chancellor and Chief Executive Officer of the
University of Missouri - Kansas City

Walter P. Walker+
Private Consultant
Former President of Audichron Company



*   Member, Audit Committee

+   Member, Compensation Committee

                     SHAREHOLDER INFORMATION

Stock Trading
Anuhco began trading on the American Stock Exchange under the symbol "ANU" on June 22, 1993. The daily stock price is printed in most major metropolitan newspapers and national financial publications. You should be able to buy or sell Anuhco stock through any registered stockbroker.

                    1993 Stock Prices

                                High            Low
     Fourth Quarter           $ 5 1/8        $ 3 7/8
     Third Quarter              4 11/16        4
     Second Quarter             5 3/16         3 13/16
     First Quarter              5              2 1/2

(Note: Sales price information given for each full quarterly period after June 30, 1993 and bid prices are shown for each full quarterly period through June 30, 1993).


Anuhco Stock Certificates
Stock certificates issued by the Company's Transfer Agent prior to July 11, 1991 are in the name of American Carriers, Inc., while those issued after that date are in the name of Anuhco, Inc. Certificates with either name are valid and acceptable to the Company's Transfer Agent. If you sell your stock, you can deliver your American Carriers, Inc. stock certificate to the broker handling the transaction or the buyer. Upon receipt of your certificate, the Transfer Agent will issue an Anuhco, Inc. certificate in the name of the buyer or the buyer's nominee. It is not necessary for you to replace your American Carriers certificate with an Anuhco certificate prior to a sale.

Shareholder Records
The Company's Transfer Agent maintains our shareholder records. To change your mailing address, please send a written notice containing the following information to the address given.

Address Change Information         Address for Notification
Name(s) on Your Stock Certificate  Mellon Securities Trust Company
Your Social Security Number        Recordkeeping Services
Company Name ("Anuhco, Inc.")      PO Box 590
CUSIP Number ("001210-03733710")") Ridgefield Park, NJ 07660-0590
Your Old Address
Your New Address

You may obtain other information (lost stock certificates, stock transfers, etc.) from the Transfer Agent by calling 1-800-526-0801 or (201)-296-4000. Persons who are hearing or speech impaired may use Telecommunications Devices for the Deaf (or "TDD") by calling 1-800-231-5469.

Other Shareholder Information
Timothy P. ("Tim") O'Neil
Director of Finance and Investor Relations
9393 West 110th Street
Suite 100
Overland Park, Kansas  66210
(913)-451-2800
FAX (913)-451-8062